

May 25, 2012

<u>Via E-mail</u>
Greg Heller
Senior Vice President
BKF Capital Group, Inc.
225 N.E. Mizner Boulevard
Suite 400
Boca Raton, FL 33432

> **Re:** **Qualstar Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 17, 2012 by BKF Capital Group, Inc.**
> **File No. 0-30083**

Dear Mr. Heller:

In addition to our comments contained in our letter to you dated May 24, 2012, we have the following additional comment.

<u>General</u>

1. We note BKF Capital's disclosure on page 7 of its Annual Report on Form 10-K for the year ended December 31, 2011 that its investment strategy may subject it to regulation as an investment company under the Investment Company Act of 1940. We also note that if BKF Capital is deemed to be an investment company then it may be forced to divest its investments or become subject to other restrictions on its investments. Please advise what consideration BKF Capital gave to providing disclosure in its preliminary proxy statement regarding the risks to Qualstar and its shareholders if BKF Capital is deemed an investment company under the Investment Company Act. In addition, please explain to us why you believe your operations are exempt from regulation under the Investment Company Act.

Please contact Brandon Hill, Attorney-Adviser at (202) 551-3268 or me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions